Exhibit (a)(1)(viii)
August 30, 2005
To Our Shareholders:
      EGL, Inc. is offering to purchase up to 9,615,000 shares of our common stock, including the associated preferred stock purchase rights, from you, in each case at a price within the range of $22.50 to $26.00 per share, net to the seller in cash, without interest.
      Holders of our common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure will allow you to select the price within the range of $22.50 to $26.00 per share at which you are willing to sell your shares to us. Our common stock was trading at $22.63 per share as of the close of the market on August 29, 2005, the day that we announced the tender offer.
      Based on the number of shares tendered and the prices specified by our shareholders, we will determine the lowest single per share price that will allow us to purchase up to 9,615,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.
      If you tender your shares directly to Computershare Investor Services, L.L.C., the Depositary for the tender offer, you will not have to pay the brokerage fee that you would pay if you sold your shares on the open market.
      We believe the tender offer will provide shareholders with the opportunity to tender all or a portion of their shares without the potential disruption to the share price and usual transaction costs associated with market sales. The tender offer also affords shareholders the option not to participate and, thereby, to increase their percentage ownership in EGL and, thus, in our future earnings. Any shareholder whose shares are properly tendered directly to the Depositary and are purchased in the tender offer will receive the net purchase price in cash, without interest, promptly after the expiration of the tender offer.
      Our Board of Directors has analyzed our business, the sector and the opportunities and challenges ahead and has determined that the tender offer is a prudent use of our financial resources given our share price, our ability to generate cash from operations, borrowing capacity and the current and projected economic environment. Our Board of Directors also considered risks and uncertainties, including the potential for positive and negative developments relating to our business. Our Board of Directors believes that incurring debt to fund the tender offer is a prudent use of our financial resources and an effective means of providing value to our shareholders without compromising our access to liquidity to meet our working capital or our capital investment requirements. However, neither we nor the Board of Directors, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have informed us that they do not intend to tender shares pursuant to the offer. You must make your own decision regarding whether to accept this tender offer and, if so, how many shares to tender and at what price.
      The tender offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and we encourage you to read these documents carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are explained in detail in the accompanying materials.

      The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, September 28, 2005, unless we extend the tender offer. Questions and requests for assistance may be directed to Morrow & Co., Inc., our Information Agent, and Banc of America Securities LLC, our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other tender offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

James R. Crane
Chairman and Chief Executive Officer

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